9 November 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 42,403 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1381.5070 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 92,041,433 ordinary shares in treasury, and has 1,085,723,602 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 28,161,653 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 31,503 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €14.7039 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 82,374,424 ordinary shares in treasury, and has 967,311,214 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 25,261,030 shares.